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                                  United States
                       Securities and Exchange Commission
                             Washington, D.C. 20549

                                    Form 6-K

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                           For the month of July, 2002

                        Commission File Number 000-29103

                          ST ASSEMBLY TEST SERVICES LTD
             (Exact name of registrant as specified in its charter)

                                 Not Applicable
                 (Translation of registrant's name into English)

                              Republic of Singapore
                 (Jurisdiction of incorporation or organization)

                      5 Yishun Street 23, Singapore 768442
                                 (65) 6824-7888
                    (Address of principal executive offices)


         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                              Form 20-F  X  Form 40-F
                                        ---           ---

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                  Yes      No  X
                                      ---     ---

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). Not applicable.

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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.



                                    ST Assembly Test Services Ltd



                                    /s/ Tan Lay Koon
                                    -------------------------------------------
                                    Name  : Tan Lay Koon
                                    Title : President & Chief Executive Officer
                                    Date  : July 30, 2002

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FOR IMMEDIATE RELEASE

CORPORATE RELEASE


                    STATS APPOINTS CHARLES RICHARD WOFFORD AS
                         CHAIRMAN OF BOARD OF DIRECTORS


              TAN BOCK SENG TO RETIRE AS CHAIRMAN AND BOARD MEMBER

SINGAPORE AND MILPITAS, CALIFORNIA, JULY 30, 2002 - ST Assembly Test Services
Ltd ("STATS" - NNM : STTS and SGX : ST Assembly), a leading independent semiconductor test and advanced packaging service provider, today announced the appointment of Charles Richard Wofford as Chairman of the Board of Directors to replace Tan Bock Seng, who has decided to retire from his positions as Chairman and member of the Board of Directors. Mr. Wofford has been a member of the Board of Directors of STATS since 1998.

Said Mr. Wofford, "I am honored and privileged to be elected Chairman of the Board of Directors of STATS. I am humbled by the confidence and trust my fellow
Board members have placed in me. STATS is a young and energetic company that is strategically very well-positioned to benefit from the outsourcing trends in the semiconductor industry. I am excited about the opportunities that STATS has and I look forward to contributing to STATS' next phase of growth.

On behalf of the Board, let me also express our appreciation and gratitude to Bock Seng for his leadership and contributions as the founding Chairman and Chief Executive Officer of STATS. Under Bock Seng, STATS has grown from a start-up to one of the largest semiconductor assembly and test companies in the world. Today, STATS is also one of the largest companies on the Singapore
Exchange and a component stock of the Morgan Stanley Capital International
(MSCI) Index and the Straits Times Index. His belief and passion for STATS are infectious and we are going to miss his contributions to the Board's deliberations. We wish him the very best as he deservedly enjoys his retirement."

Remarked Tan Bock Seng, "Having spent 30 years of my life in the semiconductor industry, I look forward to my retirement. STATS has been a big part of my life and I look with pride at the success that we have collectively accomplished.
This would not have been possible without the leadership and guidance of the Board, and the passion and determination of generations of management and employees of STATS.

Under the new leadership of Charles as Chairman of the Board and Tan Lay Koon as President and Chief Executive Officer, I have every confidence that STATS will continue to succeed. I have known Charles for more than 20 years when we were both at Texas Instruments. He is a man of total integrity with a pragmatic view of the world. Lay Koon has worked closely with me during the last two years as the Chief Financial Officer of STATS. He is a decisive leader with a good business sense and an agile financial mind.

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Now that STATS is firmly on the path of recovery with consecutive quarters of revenue growth, and with a new leadership in place, I have decided that it is a good time for me to retire."

Charles Richard Wofford was appointed to the Board of Directors in 1998 and is a member of the Audit Committee and the Chairman of the Executive Resource and Compensation Committee. He is presently a Director of FSI International. Mr.
Wofford spent 33 years at Texas Instruments before leaving as Senior Vice
President to join Farr Company in 1991. He was Chairman, Chief Executive Officer and President of Farr Company from 1992 to 1995. He received his Bachelor of Arts in Mathematics and Psychology from Texas Western College.


ABOUT ST ASSEMBLY TEST SERVICES LTD (STATS)

ST Assembly Test Services Ltd ("STATS" - NNM: STTS and SGX: ST Assembly), is a leading semiconductor test and assembly service provider to fabless companies, integrated device manufacturers and wafer foundries. With its principal operations in Singapore and global operations in the United States, United
Kingdom, Germany, Japan and Taiwan, STATS offers full back-end turnkey solutions to customers worldwide. STATS' expertise is in testing mixed-signal semiconductors, which are extensively used in fast growing communications applications such as data networking, broadband and mobile communications. STATS also offers advanced assembly services and has developed a wide array of traditional and advanced leadframe and laminate based products, including various ball grid array packages to serve some of the world's technological leaders. STATS was listed on the Nasdaq National Market and The Singapore
Exchange in January 2000 and is in the Morgan Stanley Capital International
(MSCI) Index and the Straits Times Industrial Index. Further information is available at www.stts.com.

Certain of the statements in this press release are forward-looking statements that involve a number of risks and uncertainties that could cause actual results to differ materially. Factors that could cause actual results to differ include general business and economic conditions and the state of the semiconductor industry; demand for end-use applications products such as communications equipment and personal computers; reliance on a small group of principal customers; decisions by customers to discontinue outsourcing of test and assembly services; changes in customer order patterns; rescheduling or canceling of customer orders; changes in product mix; capacity utilization; level of competition; pricing pressures including declines in average selling prices;
continued success in technological innovations; delays in acquiring or installing new equipment; shortages in supply of key components; availability of financing; exchange rate fluctuations; litigation and other risks described from time to time in the Company's SEC filings, including its annual report on Form
20-F dated February 28, 2002. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.


SINGAPORE CONTACTS :
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
Elaine Ang                                              Khor Hwee Eng
Manager, Investor Relations/Corporate Communications    Senior Marcom Executive
Tel : (65) 6824 1738, Fax : (65) 6822 8887              Tel : (65) 6824 1291, Fax : (65) 6822 7831
email : angelaine@stats.st.com.sg                       email: khorhweeeng@stats.st.com.sg

US CONTACTS :

Drew Davies                                             Lisa Lavin
Director, Investor Relations                            Marcom Manager
Tel : (408) 586 0608, Fax : (408) 586 0652              Tel : (208) 672 6112, Fax : (208) 672 6132
email : daviesd@statsus.com                             email : lavinl@statsus.com